Gastar Exploration Ltd.

1331 Lamar Street, Suite 1080

Houston, Texas 77002

December 30, 2005

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attention:	H. Roger Schwall, Assistant Director

Ms. Mellissa Campbell Duru

Re:	Gastar Exploration Ltd.

Registration Statement on Form S-1

File No. 333-127498

Ladies and Gentlemen:

Gastar Exploration Ltd. hereby requests acceleration of effectiveness of the above referenced registration statement for 10:30 a.m. EST on January 4, 2006, or as promptly as practicable thereafter.

You may contact our counsel at Vinson & Elkins, Mark Kelly (713-758-4592) or Jim Prince (713-758-3710), if you have further comments or questions.

Very truly yours, /s/ J. Russell Porter J. Russell Porter President and Chief Executive Officer